UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)

CONTACT:
William J. Coote
VP and Treasurer
(914) 345-9001
William.Coote@Taro.com

FOR IMMEDIATE RELEASE

TARO RECEIVES FDA APPROVAL FOR
TOPICORT® (desoximetasone) TOPICAL SPRAY, 0.25%

Hawthorne, NY, April 12, 2013– Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro”) reported today that it has received approval from the U.S. Food and Drug Administration (“FDA”) for its New Drug Application (“NDA”) Topicort® (desoximetasone) Topical Spray, 0.25%.

Topicort® (desoximetasone) Topical Spray, 0.25% is a corticosteroid indicated for the treatment of plaque psoriasis in patients 18 years of age or older.

According to industry sources, the corticosteroid spray market is approximately $100 million in annual sales in the U.S.

****
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products. For further information on Taro Pharmaceutical Industries Ltd., please visit Taro’s website at www.taro.com.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s Topicort® (desoximetasone) Topical Spray, 0.25%. Although Taro believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurance that its expectations will be attained.  Factors that could cause actual results to differ include industry and market conditions; slower than anticipated penetration of new markets; marketplace acceptance of Taro’s Topicort® (desoximetasone) Topical Spray, 0.25%; changes in the Company’s financial position; regulatory actions; and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements speak only as of the date on which they are made.  The Company undertakes no obligation to update, change or revise any forward-looking statements, whether as a result of new information, additional or subsequent developments or otherwise.

# # #

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  April 12, 2013

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:   /s/ James Kedrowski
        Name:  James Kedrowski
        Title:    Interim Chief Executive Officer and Director